ETHAN ALLEN
ETHAN ALLEN GLOBAL, INC. AND ITS SUBSIDIARIES

                                                                                                                                                   February 24, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Jennifer R. Hardy
                       Legal Branch Chief
                   Edward M. Kelly
                       Senior Counsel

Re:	Ethan Allen Global, Inc. Ethan Allen Interiors Inc. and Additional Co-Registrants Registration Statement on Form S-4 File No. 333-131539

   Ladies and Gentlemen:

          In connection with the registration of $200,000,000 aggregate principal amount of senior notes (the “Exchange Notes”) of Ethan Allen Global, Inc. on Registration Statement Form S-4 as initially filed with the Securities and Exchange Commission (the “Commission”) on February 3, 2006 (the “Initial Filing”), we hereby represent that:

          (i)        we have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer;

          (ii)        to the best of our information and belief, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes; and

          (iii)        as indicated by the preliminary prospectus contained in the Initial Filing, we will make each person participating in the exchange offer aware, through the final prospectus, that any holder of the Initial Notes (as defined in the Initial Filing) using the exchange offer to participate in a distribution of the Exchange Notes (A) could not rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (available April 13, 1989)

U.S. Securities and Exchange Commission
February 24, 2006

or similar letters and (B) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction.

          We further acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

        With respect to broker-dealers participating in the exchange offer, we hereby further represent that:

          (i)        the broker-dealer has not entered into any arrangement or understanding with us or with any of our affiliates to distribute the Exchange Notes;

          (ii)        as indicated by the preliminary prospectus contained in the Initial Filing, we will make each person participating in the exchange offer aware, through the final prospectus, that any broker-dealer who holds Initial Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Initial Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act; and

          (iii)        in the Letter of Transmittal, a form of which was filed as Exhibit 99(a) to the Initial Filing, we will include the following provision:

If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Notes that were acquired as a result of market-making activities or other trading as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Sincerely, /s/ Pamela A. Banks Pamela A. Banks Vice President, General Counsel and Secretary